UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                       COMMUNITY SAVINGS BANKSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    204037105

             -------------------------------------------------------

                                 (CUSIP Number)


                             David J. Harris, Esq.,
          1775 Eye Street, N.W. Washington, D.C. 20006 (202) 261-3385
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  June 23, 1999

             ------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                       Page 1 of 6 Pages

--------- ----------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Josiah T. Austin, S.S.N. ###-##-####
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  /__/
                                                                     (b)   x
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY



--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS
          OO and WC
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                      /__/

--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------- ----------------------------------------------------------------------
----------------------- --------- ----------------------------------------------
      NUMBER OF            7
        SHARES                    SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                   660,889
         EACH
      REPORTING
        PERSON
         WITH
                        --------- ----------------------------------------------
                           8
                                  SHARED VOTING POWER

                                  0
                        --------- ----------------------------------------------
                           9
                                  SOLE DISPOSITIVE POWER

                                  660,889
                        --------- ----------------------------------------------
                           10
                                  SHARED DISPOSITIVE POWER

                                  0
----------------------- --------- ----------------------------------------------
------------ -------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             660,889
------------ -------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                             /__/


------------ -------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.26%
------------ -------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON
             IN

------------ -------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          El Coronado Holdings, L.L.C.
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  /__/
                                                                     (b)   x
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY



--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS
          OO and WC
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                      /__/

--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION
          Arizona
--------- ----------------------------------------------------------------------
----------------------- --------- ----------------------------------------------
      NUMBER OF            7
        SHARES                    SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                   612,000
         EACH
      REPORTING
        PERSON
         WITH
                        --------- ----------------------------------------------
                           8
                                  SHARED VOTING POWER

                                  0
                        --------- ----------------------------------------------
                           9
                                  SOLE DISPOSITIVE POWER

                                  612,000
                        --------- ----------------------------------------------
                           10
                                  SHARED DISPOSITIVE POWER

                                  0
----------------------- --------- ----------------------------------------------
------------ -------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             612,000
------------ -------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                         /__/


------------ -------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.80%
------------ -------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON
             HC

------------ -------------------------------------------------------------------

ITEM 1.  Security and Issuer.

         This Amendment No. 1 to Statement on Schedule 13D heretofore filed on April 22, 1999 is filed with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Community Savings Bankshares, Inc. (the "Company"). The address of the principal executive office of the Company is 660 U.S. Highway 1, North Palm Beach, Florida 33408. This statement is being filed to reflect the following amendments to Item 2, Item 3 and Item 5.

Item 2.  Identity and Background

The first paragraph of Item 2 is to be amended and restated in its entirety:

         Further information regarding the identity and background of the Reporting Persons is as follows:

         For Mr. Austin:

         (a)      Josiah T. Austin (hereinafter "Austin")

         (b)      El Coronado Ranch, Star Route Box 395, Pearce, Arizona 85625;

         (c)      Present principal occupation: individual investor;

         For ECH:

         (a)      El Coronado Holdings, L.L.C. ("ECH");

         (b)      Star Route 395, Pearce, Arizona 85625;

         (c)      Holding Company;

         (d)-(e) During the last five years, none of the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, the members or controlling persons of any Reporting Person have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The first paragraph of Item 3 is hereby amended and restated to read in its entirety:

         The total consideration for all shares of Common Stock acquired to date is $8,086,202.94. The Shares herein reported as being beneficially owned by the Reporting Persons were acquired as follows:

         Subsection (1) of Item 3 is hereby amended and restated to read as follows in its entirety:

         (1) Acting in his personal capacity, Austin purchased 10,000 shares in his own name on June 1, 1999, in open market transactions for an aggregate consideration of $125,458.95. The primary source of funds for these acquisitions was existing personal funds.

         Subsection (2) of Item 3 is hereby amended and restated to read as follows in its entirety:

         (2) Austin, as the sole Managing Member of ECH whose principal business address is Star Route 395, Pearce, Arizona 85625, purchased from April 19, 1999 to June 23, 1999, a total of 111,600 shares in the open market for an aggregate consideration (exclusive of brokers' commissions) of $1,412,338.85. All purchases were made through various brokerage firms, and the primary source of funding for these acquisitions was available funds.

ITEM 5.  Interest in Securities of the Issuer.

         Paragraph (a) of Item 5 is amended and restated to read as follows:

         (a) Austin, in his personal capacity, as Trustee of the trusts [described in the original Schedule 13D] and as Sole Managing Member of ECH, is the beneficial owners of 660,889 shares (6.26%) of the Common Stock. ECH is the beneficial owner of 612,000 shares (5.80%) of the Common Stock.

         Paragraph (b) of Item 5 is amended and restated to read as follows:

         (b) Austin has the sole power to vote and dispose of all shares reported in this amendment.

         Paragraph (c) of Item 5 is amended and restated as follows:

         (c) No transactions in the Shares have been effected by the Reporting Persons during the last sixty (60) days, except the following transactions, each of which was made in a broker's transaction in the open market. Prices do not include brokerage fees.


Reporting                Sale/                      No. of        Price Per
 Person                  Purchase     Date          Shares          Share

Josiah T. Austin        Purchase      06/01/99      7,500         $12-7/16
                          "           06/01/99        500         $12-7/16
                          "           06/01/99        500         $12-3/8
                          "           06/01/99      1,500         $12-7/16

Austin on behalf of     Purchase      04/19/99      1,500         $12-3/8
El Coronado Holdings      "           04/23/99      1,200         $12-3/8
                          "           04/26/99      6,800         $12.458
                          "           04/28/99      2,200         $12.591
                          "           05/05/99      1,100         $12.364
                          "           05/06/99        700         $12-3/8
                          "           05/06/99      4,800         $12-3/8
                          "           05/10/99      6,800         $12-7/16
                          "           05/12/99      4,000         $12-1/2
                          "           05/13/99        800         $12-5/8
                          "           05/17/99      8,100         $13.000
                          "           05/19/99      5,000         $12-1/2
                          "           05/19/99     15,000         $12-1/2
                          "           05/24/99      2,500         $12-1/4
                          "           05/26/99      9,000         $12-1/2
                          "           06/02/99      1,000         $12-3/8
                          "           06/04/99      5,800         $12.494
                          "           06/14/99      3,300         $12-1/4
                          "           06/14/99      5,000         $12-5/16
                          "           06/16/99      3,000         $12-3/16
                          "           06/22/99      4,000         $12.609
                          "           06/23/99     20,000         $12.806

                                   Signature

         After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date: July 7, 1999                 /s/ Josiah T. Austin
                                   --------------------------------
                                   Josiah T. Austin
                                   Individually and as sole Managing Member
                                   of El Coronado Holdings, L.L.C.